Exhibit (a)(5)(iii)

Questions and Answers about the Tender Offer and Consent Solicitation

1.	What is the purpose of the Exchange Offer and Consent Solicitation?
2.	What will I receive in the Exchange Offer and Consent Solicitation if I tender my shares of Preferred Stock and they are accepted?
3.	When will the Exchange Offer and Consent Solicitation expire?
4.	How do I tender my shares of Preferred Stock?
5.	Can I call Thornburg Mortgage to tender my shares?
6.	How did the Board determine the consideration to be paid in the Exchange Offer and Consent Solicitation?
7.	What are the conditions to the closing of the Exchange Offer and Consent Solicitation?
8.	What are the primary terms of the Financing Transaction?
9.	Did the Board consider alternatives to the Financing Transaction?
10.	If the Exchange Offer and Consent Solicitation is NOT successfully completed, what will be the consequences to the Company?
11.	If I decide not to tender my shares of Preferred Stock and the Exchange Offer and the Consent Solicitation is completed, how will the Exchange Offer and the Consent Solicitation affect my shares of Preferred Stock?
12.	If I decide to tender my shares of Preferred Stock, how will my rights be affected?
13.	How will I be notified if the Exchange Offer and Consent Solicitation is extended, amended or terminated?
14.	Will I have to pay any fees or commissions for participating in the Exchange Offer and Consent Solicitation?
15.	May I tender only a portion of the shares of Preferred Stock that I hold?
16.	If I recently purchased shares of Preferred Stock, can I still tender my shares of Preferred Stock in the Exchange Offer and Consent Solicitation?
17.	Will I receive accrued and unpaid dividends on the Preferred Stock I tender in the Exchange Offer and Consent Solicitation?
18.	Will the Common Stock to be issued in the Exchange Offer and Consent Solicitation be freely tradable?
19.	What is the Consent Solicitation?
20.	Do I have to deliver my consent in the Consent Solicitation in order to validly tender my shares of Preferred Stock in the Exchange Offer and Consent Solicitation?
21.	May I deliver a consent to only some of the Proposed Amendments?
22.	How do I deliver my consent to the Proposed Amendments?
23.	When will the Proposed Amendments become effective?
24.	When will I receive the cash and Common Stock in the Exchange Offer and Consent Solicitation?

25.	Are you making a recommendation regarding whether I should tender in the Exchange Offer and Consent Solicitation?
26.	Will TMA remain a public company following the completion of the Exchange Offer and Consent Solicitation?
27.	Whom do I call if I have any questions on how to tender my shares of Preferred Stock or consent to the Proposed Amendments, or any other questions relating to the Exchange Offer and Consent Solicitation?

What is the purpose of the Exchange Offer and Consent Solicitation?

We are making the Exchange Offer and Consent Solicitation as part of the financing transaction (the “Financing Transaction”) contemplated by the purchase agreement we entered into with various institutional investors on March 31, 2008 (the “Purchase Agreement”). Completion of the Exchange Offer and Consent Solicitation is a condition to certain other events as described below. In addition, the Exchange Offer and Consent Solicitation will provide holders of our Preferred Stock a return of capital in the form of cash and shares of our Common Stock which will provide you with an opportunity to participate in our future growth.

What will I receive in the Exchange Offer and Consent Solicitation if I tender my shares of Preferred Stock and they are accepted?

In the Exchange Offer and Consent Solicitation:

•	For each tendered share of Series C Preferred Stock accepted for exchange by us, the holder will receive $5.00 in cash and 3.5 shares of Common Stock; and
•	For each tendered share of Series D Preferred Stock accepted for exchange by us, the holder will receive $5.00 in cash and 3.5 shares of Common Stock; and
•	For each tendered share of Series E Preferred Stock accepted for exchange by us, the holder will receive $5.00 in cash and 3.5 shares of Common Stock; and
•	For each tendered share of Series F Preferred Stock accepted for exchange by us, the holder will receive $5.00 in cash and 3.5 shares of Common Stock.

The shares of Common Stock offered to the holders of Preferred Stock will constitute approximately 5% of our outstanding Common Stock on a fully diluted basis, assuming 100% participation in the Exchange Offer and Consent Solicitation and the issuance and exercise of Warrants pursuant to the Financing Transaction and the Override Agreement. Assuming 100% participation in the Exchange Offer and Consent Solicitation, the aggregate cash consideration will be approximately $220.1 million. The first approximately $188.6 million of the cash consideration for the Exchange Offer and Consent Solicitation will be financed by the Escrowed Funds. The remaining cash consideration required to be paid will be financed from cash on hand.

Because the number of shares of Common Stock for tendered shares of each series of Preferred Stock accepted for exchange by us is fixed, the value of the consideration that you receive upon consummation of the Exchange Offer and Consent Solicitation could be less than at the time you tender your shares of Preferred Stock due to the fluctuation of the market price of the Common Stock.

Also, holders who tender their shares of Preferred Stock will not receive any fractional shares of Common Stock. Instead, the Exchange Agent will aggregate any fractional shares issuable and sell them for the account of the holders whose tendered shares were accepted for exchange. The proceeds realized by the Exchange Agent on the sale of fractional shares will be distributed to such tendering holders of Preferred Stock on a pro rata basis, net of commissions.

When will the Exchange Offer and Consent Solicitation expire?

The Exchange Offer and Consent Solicitation is currently scheduled to expire at 10:00 a.m., New York City time, on August 20, 2008. We may, however, extend the Exchange Offer and Consent Solicitation from time to time as necessary until all the conditions to the Exchange Offer and Consent Solicitation have been satisfied or waived.

How do I tender my shares of Preferred Stock?

If you hold physical share certificates and are the record owner of your shares, you must deliver the certificates representing your shares of Preferred Stock, together with completed letters of transmittal and consent and any other documents required by the letters of transmittal and consent, to American Stock Transfer and Trust Company, the Exchange Agent for the Exchange Offer and Consent Solicitation, no later than the time the Exchange Offer and Consent Solicitation expires. If your shares of Preferred Stock are held in street name (i.e., through a broker, dealer or other nominee), the shares of Preferred Stock can be tendered by your nominee through DTC upon your request. In order to validly tender shares in the Exchange Offer and Consent Solicitation, you must consent to the Proposed Amendments by executing letters of transmittal and consent or, if your shares of Preferred Stock are held in street name, request that your broker or nominee do so on your behalf.

If you wish to tender your shares of Preferred Stock but share certificates are not immediately available, time will not permit shares or other required documentation to reach the Exchange Agent before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, you must follow the procedures for guaranteed delivery described under “The Exchange Offer and Consent Solicitation—Procedure for Tendering and Consenting—Guaranteed Delivery Procedures.” You must, in all cases, obtain a Medallion guarantee from an eligible institution in the form set forth in the notice of guaranteed delivery in connection with the delivery of your shares in this manner. Once DTC has closed, participants in DTC whose name appears on a DTC security position listing as the owner of shares of Preferred Stock will still be able to tender shares by delivering a notice of guaranteed delivery to the Exchange Agent via facsimile. If you hold Preferred Stock through a broker, dealer or other nominee, that institution must submit any notice of guaranteed delivery on your behalf.

Can I call Thornburg Mortgage to tender my shares?

No. You must tender your preferred shares through your broker. You must participate in the tender offer by following the instructions outlined above.

How did the Board determine the consideration to be paid in the Exchange Offer and Consent Solicitation?

The consideration of $5.00 in cash and 3.5 shares of Common Stock per share of Preferred Stock tendered was determined based on the negotiations between the Board and the investors in the Financing Transaction. On March 20, 2008, the last trading day prior to our entering into a binding term sheet regarding the Financing Transaction, the closing sale price of shares of each series of Preferred Stock ranged from $3.40 to $3.76 per share. Pursuant to the Override Agreement, we were required to, among other things, raise $1 billion of new capital on or before March 31, 2008. Failure to satisfy the capital raising conditions of the Override Agreement within the time frame required by that agreement would have allowed our reverse repurchase agreement counterparties to enforce their rights, which would include the immediate sale of all of those assets, under those reverse repurchase agreements.

The Board had thoroughly considered all reasonably available alternatives, including filing for bankruptcy protection. Given the time frame permitted under the Override Agreement, among the reasonably available alternatives at that time, and the fact that a bankruptcy filing would have been a default under our reverse repurchase agreements, the Board concluded that the Financing Transaction, including the completion of a tender offer for the Preferred Stock with the consideration set forth herein, would maximize shareholder value.

What are the conditions to the closing of the Exchange Offer and Consent Solicitation?

We are not obligated to exchange any tendered shares of Preferred Stock if, among other things, less than 66 2/3% of the outstanding shares of each series of Preferred Stock (which is equivalent to 66 2/3% of the aggregate liquidation preference of the outstanding shares of each series of Preferred Stock) are tendered in the Exchange Offer and Consent Solicitation.

What are the primary terms of the Financing Transaction?

On March 24, 2008, with the Override Agreement deadline approaching and with no other viable offers, the Company received a proposal from MP TMA LLC, MP TMA (Cayman) LLC and their affiliates (collectively “MatlinPatterson”) to participate as lead investor in a private placement of up to $1.35 billion in principal amount of our Senior Subordinated Secured Notes due 2015 (the “Senior Subordinated Secured Notes”), warrants and participations in the Principal Participation Agreement. After receiving extensions from the counterparties to the Override Agreement, we were able to successfully raise $1.15 billion, with an additional $200 million deposited in escrow as discussed below, thereby fulfilling the Company’s most immediate obligation under the Override Agreement. Of the $200 million originally deposited in the escrow account, approximately $188.6 million continues to be held in escrow (the “Escrowed Funds”).

The Senior Subordinated Secured Notes have an initial interest rate of 18% per annum, which will be lowered to 12% per annum upon the approval of the proposal to increase the number of authorized shares of capital stock to 4 billion shares (the “Share Increase Proposal”) by the holders of our Voting Stock (which was approved on June 12, 2008), the approval of the Proposed Amendments by the holders of our Voting Stock (which was obtained on June 12, 2008) and the completion of the Exchange Offer and Consent Solicitation by September 30, 2008, or by such later date to which the deadline may be extended, and the issuance of Additional Warrants to the investors under the Principal Participation Agreement and to the investors that contributed to the Escrowed Funds (such conditions, collectively, the “Additional Financing Conditions”). Accordingly, if the Additional Financing Conditions are not satisfied, the Company will be required to pay approximately $69 million in additional interest on the Senior Subordinated Secured Notes each year until maturity or until the Senior Subordinated Secured Notes are earlier redeemed or repurchased. The interest rate on the Senior Subordinated Secured Notes may also be increased by an additional 1% per annum if we do not satisfy certain registration requirements by July 29, 2008.

The Senior Subordinated Secured Notes are secured by a subordinated lien on certain of the Company’s assets, including, among other things, the interest payments due from assets covered by the Override Agreement, and guaranteed by certain of our subsidiaries. The Senior Subordinated Secured Notes are scheduled to mature on March 31, 2015, and generally do not allow early redemption by the Company. The indenture governing the Senior Subordinated Secured Notes prohibits the Company from issuing additional debt that is senior to the Senior Subordinated Secured Notes, with limited exceptions. Furthermore, the indenture governing the Senior Subordinated Secured Notes contains customary restrictive covenants such as limitations on the Company’s and its subsidiaries’ right to incur, assume or guarantee indebtedness; to issue redeemable stock and preferred stock; to pay dividends or distributions or redeem or repurchase capital stock, prepay, redeem or repurchase debt that is junior in right of payment to the Senior

Subordinated Secured Notes; to make loans, investments and capital expenditures; to incur liens, layer indebtedness, restrict dividends, loans or asset transfers from our subsidiaries; to sell or otherwise dispose of assets, including capital stock of subsidiaries; to consolidate or merge with or into, or sell substantially all of our assets to, another person; to enter into transactions with affiliates; or to enter into new lines of business.

We sold to each investor in the Principal Participation Agreement, for an aggregate purchase price of $100 million, all of our interest in the then unpaid principal amount of a specific portfolio of mortgage-backed securities and our rights under any repurchase agreements, reverse repurchase agreements, swap agreements, loan agreements and other agreements to which we are a party relating to the foregoing and other consideration outlined in the Principal Participation Agreement. Such amounts (minus any amounts to be paid in accordance with the Override Agreement, each financing agreement listed in the Override Agreement and all other transactions in effect on March 31, 2008) are to be paid on the last business day of each month. Such payments will generally commence on March 19, 2009, following termination of the Override Agreement, and will continue until March 31, 2015 or the earlier termination of the Principal Participation Agreement. Upon the satisfaction of the Additional Financing Conditions, including the completion of the Exchange Offer and Consent Solicitation by September 30, 2008, or by such later date to which the deadline may be extended, the Principal Participation Agreement will automatically terminate.

If the Principal Participation Agreement is not terminated earlier as described in the Offering Circular, it will terminate on March 31, 2015, at which time we will be required to pay to the investors in the Principal Participation Agreement the fair market value of the participation interest, after deducting amounts required to be paid in respect of repurchase agreements or other financing transactions relating to the underlying mortgage-backed securities or any refinancing approved by the Majority Participants. We may not transfer the assets subject to the Principal Participation Agreement for an amount below par, except to continue to finance those assets in the ordinary course of business consistent with past practice. The refinancing of all or substantially all of the obligations covered by the Override Agreement would require us to obtain the prior approval of the Majority Participants. The September 30, 2008, or such later date as may be extended, deadline by which we must complete the Exchange Offer and Consent Solicitation and the other terms constituting the successful completion of the Exchange Offer and Consent Solicitation, including the effectiveness of the Proposed Amendments, may be changed with the written consent of the Majority Participants. The Principal Participation Agreement may be amended with the consent of the Majority Participants, except that any modification to the amendment provision or the participants’ percentage or share of the payments under the Principal Participation Agreement or any amendment that derogates from the participants’ right of ratable payment must be approved by each participant to become effective. The Board and the Majority Participants may agree to modifications to the Principal Participation Agreement if the Exchange Offer and Consent Solicitation is not

successful and the Additional Financing Conditions are not satisfied, including the subsequent termination of the Principal Participation Agreement upon the sale of all the assets subject to the Principal Participation Agreement or in exchange for Common Stock and/or other securities of the Company and/or satisfaction of other terms, including the purchase by the Company of specified amounts and series of Preferred Stock in the Exchange Offer and Consent Solicitation under revised terms, subsequent tender or exchange offers, open market or privately negotiated transactions, or a combination of the foregoing.

In connection with the Financing Transaction, we issued warrants exercisable for 168,606,548 shares of Common Stock to purchasers of the Senior Subordinated Secured Notes (the “Initial Warrants”). We also issued warrants exercisable for 46,960,000 shares of Common Stock in the aggregate to the counterparties to the Override Agreement (the “Override Warrants”). All of the Initial Warrants and Override Warrants have been exercised.

If the Additional Financing Conditions, including the completion of the Exchange Offer and Consent Solicitation by September 30, 2008, or by such later date to which the deadline may be extended, are satisfied, the investors that contributed the Escrowed Funds have agreed to purchase up to approximately $188.6 million aggregate principal amount of Senior Subordinated Secured Notes with their Escrowed Funds, pro rata, in the aggregate amount necessary to pay a portion of the cash consideration payable in the Exchange Offer and Consent Solicitation, and they will receive their pro rata share of 27,657,633 of the 29,322,879 warrants that were placed in escrow by the Company (the “Escrowed Warrants”). Any Escrowed Warrants remaining in the escrow account after the issuance of the additional Senior Subordinated Secured Notes, or if such additional Senior Subordinated Secured Notes are not issued, on September 30, 2008, or such later date to which the deadline may be extended, will be distributed to the investors pro rata according to the aggregate principal amount of the Senior Subordinated Secured Notes purchased, including any additional Senior Subordinated Secured Notes purchased with Escrowed Funds.

In the aggregate, the shares of Common Stock issued and issuable, as the case may be, upon exercise of the Initial Warrants and the Escrowed Warrants described above represent approximately 39.6% of our outstanding Common Stock on a fully diluted basis. Upon satisfaction of the Additional Financing Conditions, the holders of the interests in the Principal Participation Agreement and the investors that contributed Escrowed Funds will receive additional warrants (the “Additional Warrants,” and together with the Escrowed Warrants, the “Future Warrants”) to purchase that number of shares of Common Stock which, when added to the shares of Common Stock issuable upon the exercise of the Initial Warrants and Escrowed Warrants, will constitute 90% of the shares of Common Stock outstanding on a fully diluted basis after giving effect to such issuance and all anti-dilution adjustments in all existing instruments and agreements of the Company and will constitute

87.8% of the fully diluted shares of Common Stock after giving effect to the issuance of Common Stock in the Exchange Offer and Consent Solicitation, assuming 100% participation in the Exchange Offer and Consent Solicitation.

The Initial Warrants and the Override Warrants became exercisable on April 11, 2008, and have since all been exercised. The Future Warrants will be exercisable immediately upon issuance or distribution and the holders have agreed to exercise the Future Warrants as promptly as practicable after issuance. The Future Warrants will no longer be exercisable on or after 5:00 p.m. on March 31, 2015. The Warrants are exercisable, at the option of each holder, upon the surrender of the Warrants to us and the payment in cash of the exercise price or the payment of the exercise price on a net share basis. The exercise price of the Warrants is $0.01 per share of Common Stock being purchased. The number of shares of Common Stock, or in certain other circumstances other consideration, underlying the Warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Common Stock and in the event of certain issuances of Common Stock or rights, warrants, options or other securities exercisable into, exchangeable for or convertible into Common Stock.

Did the Board consider alternatives to the Financing Transaction?

Yes, the Board approved the Financing Transaction only after thoroughly considering reasonably available alternatives to maximize shareholder value. Strategic alternatives, including financing certain unencumbered assets, publicly offering for sale preferred stock and convertible debt, declaring bankruptcy, liquidating all of the Company’s assets and selling the Company to another company, were considered and the Board concluded, after consultation with financial and legal advisors, that each of these alternatives was unavailable, insufficient to pay all margin calls and provide sufficient reserves to cover additional margin calls, insufficient to meet the terms of the Override Agreement or even more dilutive to shareholders than completion of the Financing Transaction. Additionally, returning to normalized business operations would have been even more difficult, and perhaps impossible, for the Company under such alternatives. Specifically, in an effort to pursue reasonably available options, the Company initiated a public offering of its convertible notes, but that offering did not generate sufficient investor interest to raise the amount of new capital required under the Override Agreement. The Board also pursued an alternative private placement, but was unable to reach an agreement with any alternative investors on terms and timing sufficient to meet the requirements of the Override Agreement. Failure to satisfy the capital raising conditions of the Override Agreement within the time frame required by that agreement would have allowed our reverse repurchase agreement counterparties to enforce their rights under those reverse repurchase agreements. If enforced, the Company’s mortgage-backed securities would likely have been sold at distressed prices and such sales would have left the Company insolvent. Furthermore, given the terms and conditions of the standard reverse repurchase agreement contracts and the fact that certain provisions of U.S. bankruptcy law do not offer protection with respect to reverse repurchase agreements, the Board determined that existing shareholders were likely to receive nothing if the Company was to declare bankruptcy. In light of the foregoing considerations, the Board determined that the Financing Transaction represented the best alternative reasonably available to the Company and its shareholders.

If the Exchange Offer and Consent Solicitation is NOT successfully completed, what will be the consequences to the Company?

We believe that there will be significant adverse consequences to the Company if the Exchange Offer and Consent Solicitation is not successfully completed. As noted above, we must complete the Exchange Offer and Consent Solicitation by September 30, 2008, or by such later date to which the deadline may be extended, for the Additional Financing Conditions to be satisfied. If the Additional Financing Conditions are not satisfied, the interest rate on the Senior Subordinated Secured Notes will remain at 18% per annum and, absent subsequent modification of the Principal Participation Agreement as described earlier, the Principal Participation Agreement will remain in effect, both of which will seriously impair the Company’s future prospects as described above.

If I decide not to tender my shares of Preferred Stock and the Exchange Offer and the Consent Solicitation is completed, how will the Exchange Offer and the Consent Solicitation affect my shares of Preferred Stock?

If you decide not to tender your shares of Preferred Stock and we complete the Exchange Offer and the Consent Solicitation, thereby significantly reducing the number of outstanding shares of each series of Preferred Stock, the liquidity and possibly the market price of your shares of Preferred Stock may be adversely affected. In addition, we intend to apply to the NYSE to delist each series of Preferred Stock that remains outstanding and we do not intend to apply for listing of any series of Preferred Stock on any other national securities exchange. To the extent permitted by law, we intend to deregister each outstanding series of Preferred Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, if we receive the requisite approvals of the Proposed Amendments from the holders of the Preferred Stock and the Proposed Amendments take effect, even if you do not tender your shares in the Exchange Offer and the Consent Solicitation you will be subject to and bound by the Proposed Amendments. Among other things, the Proposed Amendments will permit us to declare and pay dividends on our Common Stock or shares of any other class or series of our capital stock, except any class or series of stock on parity with the Preferred Stock (“Parity Stock”), or redeem, repurchase or otherwise acquire shares of any class or series of our capital stock, including Common Stock and any other series of Preferred Stock, without paying or setting apart for payment any dividends on the Preferred Stock, eliminate all accrued and unpaid dividends on the Preferred Stock and make all dividends non-cumulative. If you decide not to tender your shares of Preferred Stock and the Proposed Amendments take effect, the rights of your Preferred Stock will be materially and adversely affected and the value of your Preferred Stock may decline.

If I decide to tender my shares of Preferred Stock, how will my rights be affected?

If you decide to tender your shares of Preferred Stock and we complete the Exchange Offer and the Consent Solicitation, you will receive cash and shares of Common Stock, which have different rights than those you currently have as a holder of Preferred Stock, including:

•	The Common Stock has no liquidation preference or preferred or cumulative dividend rights;

•	The Common Stock has one vote per share on all matters brought before the Company’s shareholders; and

•	The Common Stock is not convertible or redeemable by us.

How will I be notified if the Exchange Offer and Consent Solicitation is extended, amended or terminated?

If the Exchange Offer and Consent Solicitation is extended, amended or terminated, we will promptly notify The Depository Trust Company, which we refer to as “DTC,” and make a public announcement by issuing a press release. In the case of an extension, the announcement will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Exchange Offer and Consent Solicitation.

Will I have to pay any fees or commissions for participating in the Exchange Offer and Consent Solicitation?

If you hold physical share certificates and you are the record owner of your shares of Preferred Stock and you tender your shares directly to the Exchange Agent, you will not have to pay any fees or commissions. If you hold your shares through a broker, dealer or other nominee, and your broker, dealer or other nominee tenders the shares on your behalf, your broker, dealer or other nominee may charge you a fee for doing so. You should consult your broker, dealer or other nominee to determine whether any charges will apply.

May I tender only a portion of the shares of Preferred Stock that I hold?

No. You must tender all of your shares of Preferred Stock to participate in the Exchange Offer and Consent Solicitation. If you own shares of more than one series of Preferred

Stock, you must tender all of the shares of Preferred Stock of each series that you own to participate in the Exchange Offer and Consent Solicitation

If I recently purchased shares of Preferred Stock, can I still tender my shares of Preferred Stock in the Exchange Offer and Consent Solicitation?

Yes. If you have recently purchased shares of Preferred Stock, you may tender those shares in the Exchange Offer and Consent Solicitation. In order to tender such shares of Preferred Stock, you must make sure that your transaction settles prior to the expiration date or with sufficient time for you to tender your shares in compliance with the guaranteed delivery procedures.

Will I receive accrued and unpaid dividends on the Preferred Stock I tender in the Exchange Offer and Consent Solicitation?

No. The effectiveness of the Proposed Amendments, including an amendment to the Charter to remove any requirements that we pay any accrued and unpaid dividends before repurchasing shares of Preferred Stock, is a condition to closing the Exchange Offer and Consent Solicitation. However, even if you do not tender your shares of Preferred Stock in the Exchange Offer and Consent Solicitation, you may not receive any dividends on your shares of Preferred Stock in the foreseeable future. On March 24, 2008, the Board determined that the Company did not have sufficient liquidity to make its next scheduled payments of dividends on the Preferred Stock and indefinitely suspended the payment of dividends on all series of the Preferred Stock as of such date. Therefore, dividends payable on the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock on April 15, 2008 and on the Series F Preferred Stock on May 15, 2008 were neither declared nor paid. We do not intend to declare or pay the dividends payable on our Preferred Stock on July 15, 2008 and August 15, 2008. The Proposed Amendments will allow us to declare and pay dividends on shares of Common Stock or shares of any other class or series of our capital stock, except any class or series of Parity Stock, or redeem, repurchase or otherwise acquire shares of any class or series of our capital stock, including Common Stock and any other series of Preferred Stock, without paying or setting apart for payment any dividends on shares of any series of Preferred Stock.

Will the Common Stock to be issued in the Exchange Offer and Consent Solicitation be freely tradable?

The issuance of Common Stock upon exchange of the Preferred Stock is exempt from registration pursuant to Section 3(a)(9) of the Securities Act. Since all outstanding shares of Preferred Stock were registered under the Securities Act, we expect that all of our Common Stock issued in the Exchange Offer and Consent Solicitation to persons non-affiliated with us will be freely tradable under U.S. securities laws by such non-affiliates.

You are urged to consult with your own legal counsel regarding the availability of a resale exemption from the registration requirements of the Securities Act.

On May 29, 2008, we received a letter from the NYSE stating that we were not in compliance with the NYSE’s continued listing criteria under Section 802.01C of the NYSE Listed Company Manual because the average closing price of the Common Stock has been less than $1.00 per share for 30 consecutive trading days. We intend to cure this deficiency within the timeframe required by the NYSE by implementing a reverse stock split. The information included in the Offering Circular or in the Annual Report or the Quarterly Report included with the Offering Circular and other information incorporated by reference herein do not give effect to any such reverse stock split.

What is the Consent Solicitation?

We are also soliciting consents from holders of each series of Preferred Stock to amend the Charter to modify the terms of such series of Preferred Stock as described in the Offering Circular. Each share of Preferred Stock (equal to each $25.00 of liquidation preference) will be entitled to one vote on the Consent Solicitation with respect to the related series of Preferred Stock.

In order to complete the purchase of the Preferred Stock in the Exchange Offer and Consent Solicitation, we must receive the requisite approvals of the Proposed Amendments from each series of Preferred Stock. Completion of this Exchange Offer and Consent Solicitation is required to satisfy the Additional Financing Conditions, which will have the effect discussed above. The Charter contains restrictive covenants that will have the effect of preventing the Company from completing the Exchange Offer and Consent Solicitation unless cumulative dividends owed on the Preferred Stock have been paid in full. The Proposed Amendments, among other things, will remove these restrictive covenants and allow us to complete the Exchange Offer and Consent Solicitation without paying any accrued and unpaid dividends on the Preferred Stock.

Do I have to deliver my consent in the Consent Solicitation in order to validly tender my shares of Preferred Stock in the Exchange Offer and Consent Solicitation?

Yes. You must consent to the Proposed Amendments in order to tender your shares of Preferred Stock in the Exchange Offer and Consent Solicitation. Your participation in the Exchange Offer and Consent Solicitation is conditioned on your execution of a written consent approving the Proposed Amendments, and our completion of the Exchange Offer and Consent Solicitation is conditioned on obtaining consents from the requisite number of holders of each series of Preferred Stock to the Proposed Amendments.

There is no record date for the Exchange Offer and Consent Solicitation, and the holders of 66 2/3% of the outstanding shares of each series of Preferred Stock as of the expiration date will be required to consent to the Proposed Amendments pursuant to the terms set forth herein.

What will happen if the requisite consents to the Proposed Amendments from one or more series of Preferred Stock, but not all of the series, are received? We must obtain the requisite approvals of the Proposed Amendments from holders of each series of Preferred Stock, each voting as a separate class, and from holders of our Voting Stock, voting as a single class (which was obtained at the 2008 Annual Meeting), in order for us to complete the Exchange Offer and Consent Solicitation. If we receive the requisite consent from holders of one or more series of Preferred Stock but not all the series, we will not complete the Exchange Offer and Consent Solicitation and will not purchase shares of any series of Preferred Stock.

May I deliver a consent to only some of the Proposed Amendments?

No. You must consent to all of the Proposed Amendments affecting all of the classes of Preferred Stock you hold if you wish to validly tender any of your shares of Preferred Stock

How do I deliver my consent to the Proposed Amendments?

By submitting executed letters of transmittal and consent and validly tendering (without later withdrawing) your shares of Preferred Stock, you will also be consenting to all of the Proposed Amendments to the terms of each series of Preferred Stock tendered. If you hold your shares of Preferred Stock in street name (i.e., through a broker, dealer or other nominee), you should instruct your broker, dealer or other nominee to tender your shares of Preferred Stock and consent to the Proposed Amendments on your behalf. Even if you do not tender your shares of Preferred Stock in the Exchange Offer and Consent Solicitation, if you are a record holder of shares of Preferred Stock, you may deliver a consent to the Proposed Amendments and the Consent Solicitation to us, in writing or by electronic transmission, at 150 Washington Avenue, Suite 302, Santa Fe, New Mexico 87501, ir@thornburgmortgage.com.

When will the Proposed Amendments become effective?

If we receive the requisite consents of holders of each series of Preferred Stock, the Proposed Amendments will become effective upon the filing by the Company of Articles of Amendment with the State Department of Assessments and Taxation of Maryland (the “SDAT”) or at a later date and time specified in the Articles of Amendment that is not more than 30 days after the acceptance for record of the Articles of Amendment by the SDAT. The Company intends to file the Articles of Amendment promptly after the expiration of the Exchange Offer and Consent Solicitation, if at least 66 2/3% of the outstanding shares of each series of Preferred Stock have been tendered in the Exchange Offer and Consent Solicitation. The Board, with the written consent of the Majority Participants, reserves the right not to make one or more of the Proposed Amendments, even if all Proposed Amendments are approved by our shareholders.

When will I receive the cash and Common Stock in the Exchange Offer and Consent Solicitation?

Promptly following our acceptance of shares of Preferred Stock tendered in the Exchange Offer and Consent Solicitation, you will receive the shares of Common Stock and the cash consideration.

What must I do if I want to withdraw my shares of Preferred Stock from the Exchange Offer and Consent Solicitation and revoke the related consent? You may properly withdraw any shares of Preferred Stock that you validly tender at any time prior to the expiration of the Exchange Offer and Consent Solicitation, which is 10:00 a.m., New York City time, on August 20, 2008, unless we extend it, by following the procedures described in the Offering Circular. A withdrawal of tendered shares of Preferred Stock must be for all shares of Preferred Stock tendered by a holder. In addition, you may withdraw any shares of Preferred Stock that you tender that are not accepted for exchange by us after the expiration of 40 business days after the commencement of the Exchange Offer and Consent Solicitation.

A proper withdrawal of tendered shares of Preferred Stock prior to the expiration of the Exchange Offer and Consent Solicitation will also be a valid revocation of the related consent. You may not validly revoke your consent unless you validly withdraw previously tendered shares.

If you have share certificates for your shares of Preferred Stock which are registered in your name, in order to withdraw your shares of Preferred Stock from the Exchange Offer and Consent Solicitation and revoke your related consent, you must deliver a written notice of withdrawal to the Exchange Agent at the appropriate address specified on the back cover of the Offering Circular prior to the expiration of the Exchange Offer and Consent Solicitation or, if your shares of Preferred Stock have not been previously accepted for exchange by us, after the expiration of 40 business days after the commencement of the Exchange Offer and Consent Solicitation. Your notice of withdrawal must comply with the requirements set forth in the Offering Circular.

If you hold your shares of Preferred Stock in street name (i.e., through a broker, dealer or other nominee) and you tendered your shares through DTC, a withdrawal of your shares of Preferred Stock and revocation of the related consent will be effective if you and your nominee comply with the appropriate procedures of DTC’s automated tender offer program system prior to the expiration of the Exchange Offer and Consent Solicitation or after the expiration of 40 business days after the commencement of the Exchange Offer and Consent Solicitation. Any notice of withdrawal must identify the shares of Preferred Stock to be withdrawn, including, if held through DTC, the name and number of the account at DTC to be credited and otherwise comply with the procedures of DTC.

If you have delivered a consent to the Proposed Amendments to us but have not tendered your shares of Preferred Stock, you may revoke that consent by delivering notice to us, in writing or by electronic transmission, before the expiration of the Exchange Offer and Consent Solicitation.

Are you making a recommendation regarding whether I should tender in the Exchange Offer and Consent Solicitation?

No. The Board has authorized and approved the Exchange Offer and Consent Solicitation. None of our officers, employees, the Board, the Information Agent, the Exchange Agent or any of our financial advisors is making a recommendation to any holder of Preferred Stock as to whether the holder should tender shares in the Exchange Offer and Consent Solicitation. You must make your own investment decision regarding the Exchange Offer and Consent Solicitation based upon your own assessment of the market value of the Preferred Stock, the effect of holding shares of Preferred Stock if the Proposed Amendments are approved, the likely value of the securities you may receive in the Exchange Offer and Consent Solicitation, your liquidity needs, your investment objectives and any other factors you deem relevant.

Will TMA remain a public company following the completion of the Exchange Offer and Consent Solicitation?

Yes. We intend to remain a public company and our Common Stock will continue to be listed on the NYSE, subject to our ability to continue to comply with the NYSE continued listing standards.

In addition, we intend to apply to delist each series of Preferred Stock from the NYSE and we do not intend to apply for listing of any series of Preferred Stock on any other national securities exchange. To the extent permitted by law, we intend to deregister each outstanding series of Preferred Stock under the Exchange Act.

Whom do I call if I have any questions on how to tender my shares of Preferred Stock or consent to the Proposed Amendments, or any other questions relating to the Exchange Offer and Consent Solicitation?

Questions related to the terms of the Exchange Offer and Consent Solicitation and requests for assistance, as well as for additional copies of the Offering Circular, the letters of transmittal and consent or any other documents, may be directed to the Information Agent using its contact information set forth on the back cover of the Offering Circular or by telephone toll free at (866) 399-8748.